SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

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Brass Eagle Inc.
(Name of Subject Company)

Brass Eagle Inc.
(Name of Person Filing Statement)

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Common Stock, $0.01 par value
(Title of Class of Securities)

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10553F106
(CUSIP Number of Class of Securities)

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John D. Flynn
Brass Eagle Inc.
1201 S.E. 30th Street
Bentonville, Arkansas 72712
(479) 464-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Craig R. Martahus
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

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[x]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[K2 LETTERHEAD]
[K2 LOGO]   Contacts: Dudley W. Mendenhall
                               K2 Inc.
                               Sr. Vice President – Finance
                               760.494.1000

                               Chad A. Jacobs/ James Palczynski – Investor Relations
                               John Flanagan/Mike Fox – Media Relations
                               Integrated Corporate Relations
                               Investor Relations
                               203.222.9013


**K2 COMMENCES EXCHANGE OFFER
FOR SHARES OF BRASS EAGLE**

**BRASS EAGLE BOARD HAS RECOMMENDED THAT
BRASS EAGLE STOCKHOLDERS ACCEPT K2'S OFFER**


Carlsbad, California – November 4, 2003 – K2 Inc. (NYSE: KTO) and Brass Eagle Inc. (NASDAQ NM: XTRM) jointly announced today that, pursuant to their previously announced merger agreement, K2 has commenced an exchange offer for all of the outstanding shares of Brass Eagle common stock. Subject to the terms and conditions of the offer, Brass Eagle stockholders will receive 0.6036 of a share of K2 common stock (including the associated preferred share purchase right) for each share of Brass Eagle common stock tendered. The exchange offer, if consummated, will be followed by a merger for the same consideration to Brass Eagle stockholders as offered in the exchange offer.

The exchange offer is scheduled to expire at midnight, New York City time, on Monday, December 8, 2003, unless the offer is extended. The terms and conditions of the offer are described in offer documents being mailed to Brass Eagle stockholders and filed with the SEC. Consummation of the transaction is subject to the condition that there be validly tendered, and not withdrawn, at least a majority of the shares of Brass Eagle's outstanding common stock and certain shares subject to options, receipt of certain regulatory approvals and other customary conditions and termination provisions. Subject to applicable law and the terms of the merger agreement, the offer may be extended.

The Board of Directors of Brass Eagle has recommended that Brass Eagle stockholders tender their Brass Eagle shares in the offer. A more detailed description of this recommendation can be found in the Solicitation/Recommendation Statement on Schedule 14D-9 that Brass Eagle filed with the SEC today. Charter Oak Partners, the largest stockholder of Brass Eagle, has separately agreed with K2 that it will tender its shares of Brass Eagle in the offer unless the merger agreement in connection with the transaction is terminated under certain circumstances.

Brass Eagle stockholders are urged to carefully read the offer documents and Brass Eagle's recommendation statement. Copies of these documents may be obtained at no charge from the website maintained by the SEC at www.sec.gov. Copies of the offer documents may also be obtained at no charge from Morrow & Co., Inc., the Information Agent for the offer.

<u>About K2 Inc.</u>

K2 Inc. is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2's portfolio of leading brands includes Rawlings, Worth, Shakespeare, Pflueger, Stearns, K2, Ride, Olin and Morrow. K2's diversified mix of products is used primarily in team and

K2 Inc.
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individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, in-line skating and mountain biking. Among K2's other recreational products are Dana Design backpacks, Planet Earth apparel, Adio and Hawk skateboard shoes, and Rawlings team sports. K2 also manufacturers and markets Shakespeare extruded fishing lines and monofilaments, and marine antennas and marine accessories.

About Brass Eagle Inc.

Brass Eagle, the worldwide leader in the manufacturing, marketing, and distribution of paintball products, reported sales of $104.9 million for its fiscal year ended December 31, 2002, and earnings of $9.7 million, or $1.30 per share. Brass Eagle markets and manufactures markers, loaders, masks, paintballs and accessories under several brand names including Brass Eagle, Viewloader, and JT.

FORWARD LOOKING STATEMENTS:

This news release includes forward-looking statements. K2 and Brass Eagle caution that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies' ability to complete the merger and successfully integrate the two companies, global economic conditions, product demand, financial market performance and other risks described in each company's annual report on Form 10-K for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date hereof and K2 and Brass Eagle disclaim any intent or obligation to update such statements.

ADDITIONAL INFORMATION:

A registration statement relating to the K2 common stock being offered has been filed today with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. K2 also filed today with the SEC a Schedule TO with respect to the exchange offer. Brass Eagle also filed today with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offer may only be made pursuant to the Prospectus and the accompanying Letter of Transmittal. K2 and Brass Eagle mailed today the Prospectus and related exchange offer materials, as well as the Schedule 14D-9, to Brass Eagle stockholders. Brass Eagle stockholders are urged to carefully read these documents and the other documents relating to the exchange offer because these documents contain important information relating to the offer. You may obtain a free copy of these documents, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by K2 or Brass Eagle, at the SEC's website at http:www.sec.gov.